AMBASSADOR MONEY MARKET FUND
SCHEDULE OF INVESTMENTS
November 30, 2010

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SECURITY ISSUER NAME	         TYPE OF SECURITY     CUSIP      PRINCIPAL       MATURITY    MATURITY  COUPON  AMORTIZED COST
				                                   AMOUNT          DATE	       DATE

Federal Home Loan Mortgage Corp. U.S. Gov't Agency  3128X8RC8	10,000,000.00	12/9/2011    3/9/2011	0.61%	10,005,752.55
BTM Capital Corp. 	         Commercial Paper   05576VNB6	 2,580,000.00	1/11/2011    1/11/2011	0.41%	 2,578,795.16
Dexia Delaware LLC	         Commercial Paper   2521E1NC5	11,000,000.00	1/12/2011    1/12/2011	0.51%	10,993,454.83
Korea Development Bank NY	 Commercial Paper   5006E1SA3	 6,000,000.00	5/10/2011    5/10/2011	0.79%	 5,978,933.41
LMA Americas LLC	         Commercial Paper   50202UM19	 8,500,000.00	12/1/2010    12/1/2010	0.25%	 8,500,000.00
Natixis Banq US Finance Co., LLC Commercial Paper   6323A1M60	 8,500,000.00	12/6/2010    12/6/2010	0.24%	 8,499,716.67
Societe Generale NA	         Commercial Paper   83365SM34	 1,660,000.00	12/3/2010    12/3/2010	0.24%	 1,659,977.88
Toyota Motor Credit Corp.	 Commercial Paper   89233HMT8	 5,000,000.00	12/27/2010   12/27/2010	0.60%	 4,997,832.65
Amsterdam Funding Corp. 	 CP-Asset Backed    03221KM17	 7,500,000.00	12/1/2010    12/1/2010	0.23%	 7,500,000.00
Anglesea Funding LLC 	         CP-Asset Backed    0347M3P16	 9,000,000.00	2/1/2011     2/1/2011	0.57%	 8,991,165.00
Arabella Finance LLC 	         CP-Asset Backed    03846WMH1	 3,537,000.00	12/17/2010   12/17/2010	0.60%	 3,536,056.80
Arabella Finance LLC 	         CP-Asset Backed    03846WMP3	 1,418,000.00	12/23/2010   12/23/2010	0.60%	 1,417,479.85
Arabella Finance LLC 	         CP-Asset Backed    03846WMV0	 6,200,000.00	12/29/2010   12/29/2010	0.60%	 6,197,107.06
Autobahn Funding Co. LLC 	 CP-Asset Backed    0527M1M69	 7,500,000.00	12/6/2010    12/6/2010	0.28%	 7,499,708.33
Chesham Finance, LLC	         CP-Asset Backed    16536JRE9	 7,000,000.00	4/14/2011    4/14/2011	0.75%	 6,980,458.19
Compass Securitization, LLC	 CP-Asset Backed    2044WDM17	 7,500,000.00	12/1/2010    12/1/2010	0.31%	 7,500,000.00
Crown Point Capital Co. 	 CP-Asset Backed    2284K1P23	 2,000,000.00	2/2/2011     2/2/2011	0.70%	 1,997,550.11
Crown Point Capital Co. 	 CP-Asset Backed    2284K1M26	 5,000,000.00	12/2/2010    12/2/2010	0.75%	 4,999,896.44
Crown Point Capital Co. 	 CP-Asset Backed    2284K1M91	 2,690,000.00	12/9/2010    12/9/2010	0.40%	 2,689,760.95
Ebury Finance LLC	         CP-Asset Backed    27873KPR7	 3,000,000.00	2/25/2011    2/25/2011	0.70%	 2,994,983.01
FCAR Owner Trust	         CP-Asset Backed    3024A1P31	 2,100,000.00	2/3/2011     2/3/2011	0.30%	 2,098,880.00
Hannover Funding Corp.    	 CP-Asset Backed    41068LNQ5	 7,500,000.00	1/24/2011    1/24/2011	0.45%	 7,494,937.50
Hannover Funding Corp. 	         CP-Asset Backed    41068LMD5	 2,227,000.00	12/13/2010   12/13/2010	0.40%	 2,226,702.87
Romulus Funding Corp. 	         CP-Asset Backed    77619FM79	 7,500,000.00	12/7/2010    12/7/2010	0.31%	 7,499,612.50
Silver Tower US Funding 	 CP-Asset Backed    82831NQG0	 6,500,000.00	3/16/2011    3/16/2011	0.70%	 6,486,729.18
Starbird Funding Corp.  	 CP-Asset Backed    85520MM18	 5,557,000.00	12/1/2010    12/1/2010	0.23%	 5,557,000.00
Sydney Capital Corp. 	         CP-Asset Backed    87123MPE4	 5,500,000.00	2/14/2011    2/14/2011	0.40%	 5,495,416.65
Sydney Capital Corp. 	         CP-Asset Backed    87123MM80	 3,500,000.00	12/8/2010    12/8/2010	0.35%	 3,499,761.99
White Point Funding, Inc.	 CP-Asset Backed    96442MPE9	 9,000,000.00	2/14/2011    2/14/2011	0.50%	 8,990,625.00
Fidelity Government Fund	 Mutual Fund	    316175108	       864.80   12/1/2010    12/1/2010	0.046%	       864.80


   Totals			                               164,969,864.80                                  164,869,159.38

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PORTFOLIO WEIGHTED AVERAGE MATURITY (WAM)	40 Days

PORTFOLIO WEIGHTED AVERAGE LIFE (WAL)	        45 Days